File 82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Forest Service Completes Idaho Cobalt Project's Draft EIS

Vancouver, B.C., February 5, 2007, Formation Capital Corporation, (Formation, FCO-TSX), announced today its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") located in Salmon, Idaho, reports the United States Department of Agriculture, Salmon-Challis National Forest (USFS), along with cooperating state and federal Agencies (the Agencies), have completed the Draft Environmental Impact Statement (EIS) for Formation's 100% owned Idaho Cobalt Project (ICP). The report is being printed and will be available for public review and comment very shortly.

"We are pleased to hear that the Draft EIS has been completed," said Bill Scales, from his Salmon, Idaho, office. "We are encouraging public comment; the more input the Forest Service receives the better. It is important we all understand the concerns of the community and work together to confirm the project is economically and environmentally sustainable."

The comment period will commence when a formal notice is published in the Federal Register. Once the document is available to the public, there will be a review and comment period during which all interested parties can submit comments to the USFS. By regulation, the comment period can be no less than 45 days, and may be longer at the discretion of the USFS. The USFS will review and address all comments and use those comments to assist in preparing a Final EIS. The Company expects that the Final EIS will be issued this coming summer and will be accompanied by a Record of Decision that will approve the Mine Plan of Operations with any modifications deemed appropriate by the USFS.

"We will not see the Draft EIS until it is made available to the public," said Scales, "but the Company and the Agencies have been working closely for many years to develop a mining operation that will have a minimal impact on the surrounding area and we expect the report to reflect that. We will be able to comment thoroughly when our technical team has had a chance to review the report" Scales stated.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favorable for the production of high purity cobalt products. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

C.E.O.

1510 – 99... Street, Vancouver, B.C. V6C 2W2
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

COBALT ... THE ESSENTIAL ELEMENT

END